October 9, 2012

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Global Indemnity plc

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

File No. 001-34809

Dear Mr. Riedler:

On behalf of Global Indemnity plc (the “Company”), I am providing the following response to the additional comment made in the Staff’s letter dated September 26, 2012 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 14, 2012. To assist in your review, the text of the comment is repeated below with the Company’s response immediately following.

General

1.	We note your response to our prior Comment 1 regarding disclosure of quantitative information by product line or groups of similar products. In your Business section, you mention property, casualty, professional lines and general liability and in your MD&A section you also mention automobile liability, workers’ compensation and umbrella product lines. As we previously noted, the transcript of your earnings call for the fiscal year ended December 31, 2011 indicates substantial interest in how the various product lines you offer affected your overall financial results for fiscal 2011. While it may not be feasible to disclose profitability by product line or groups of similar products, as you have indicated that operating profitability is distinctly measured at the segment level, please consider reporting revenue-related information by product line or groups of similar products. In this regard, please tell us what further information you may be able to include in future filings to present investors with a clearer picture of the revenue-generating performance of your various product lines and provide us with proposed disclosure for future filings.

In response to the Staff’s Comment, the Company, prospectively, will include revenue-related information by product line or groups of similar products in tabular format within the MD&A section under the “Premiums” discussion for each segment and period. The following table disclosing gross written, net written and net earned premiums by product line for each segment will be presented. If there are any significant fluctuations for these product lines, the reasons will be noted in paragraphs following the table.

(Dollars in thousands)	Quarter Ended September 30, 2012						Quarter Ended September 30, 2011
	Gross Written		Net Written		Net Earned		Gross Written		Net Written		Net Earned

Product Line or Group 1	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx
Product Line or Group 2		Xxx		Xxx		Xxx		Xxx		Xxx		Xxx
Product Line or Group 3		Xxx		Xxx		Xxx		Xxx		Xxx		Xxx

Total	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx

The Company believes that this tabular presentation of revenue-related information by product line will assist investors in understanding the relationship between the Company’s various product lines and the overall financial results of the Company for a given period.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company, as you requested, further acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (610) 664-1500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Cynthia Y. Valko

Cynthia Y. Valko

cc:	Nandini Acharaya, Attorney Advisor

Thomas M. McGeehan, Global Indemnity plc

Linda C. Hohn, Global Indemnity plc